UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Innovation Beverage Group Ltd (“IBG” or the “Company”) previously disclosed in its Form 6-K furnished to the Securities and Exchange Commission on January 16, 2026 that it had received a notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with the annual meeting requirement set forth in Nasdaq Listing Rule 5620 due to its failure to hold an annual meeting of shareholders within twelve (12) months of the end of its fiscal year ended December 31, 2024.

As disclosed in the Company’s Form 6-K dated February 20, 2026, the Company held an annual meeting of shareholders on February 20, 2026.

On February 23, 2026, the Company received a letter from Nasdaq stating that the Company now complies with Nasdaq Listing Rule 5620 and that this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: February 24, 2026	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer